UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815305

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 961815305	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 16,026,738
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 16,026,738

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,026,738
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 16,026,738
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 16,026,738

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,026,738
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 7 (this “Amendment No. 7”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”) and Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”) (the Original 13D and Amendments Nos. 1 through 7, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1166 Avenue of the Americas, 10th Floor, New York, New York 10036.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 6. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 6, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety to read as follows:

The previous purchases of all securities of the Issuer by Gores Radio described in this Schedule 13D were financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio.

Pursuant to the terms and conditions of the Purchase Agreement between the Issuer and Gores Radio, dated as of August 17, 2010, a copy of which is attached hereto as Exhibit 10 and incorporated herein by reference (the “2010 Purchase Agreement”), Gores Radio will purchase, and the Issuer will issue, 769,231 shares of the Common Stock (“Tranche 1 Common Shares”), at $6.50 per share for an aggregate purchase price of $5,000,001.50. Gores Radio intends to purchase the Tranche 1 Common Shares with cash on hand from contributions of members of Gores Radio. Gores Radio expects that all such contributions will be in the ordinary course and pursuant to investor commitments to Gores Radio.

Gores Radio expects to consummate the acquisition of the Tranche 1 Common Shares on or about September 7, 2010 (the “First Closing”).

The responses to Item 4 are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is amended by adding the following language to the end of the last paragraph of Item 4.

Pursuant to the terms and conditions of the 2010 Purchase Agreement, the Issuer will issue and sell to Gores Radio the Tranche 1 Common Shares. The purpose of the transaction is to facilitate an investment in the Issuer.

2010 Purchase Agreement

Pursuant to the terms and conditions of the 2010 Purchase Agreement, the Issuer will issue to Gores Radio, and Gores Radio will purchase from the Issuer, the Tranche 1 Common Shares at a price of $6.50 per share for an aggregate purchase price of $5,000,001.50.

In addition, Gores Radio is conditionally committed to purchase an additional number of common shares of the Issuer, the exact the number of common shares and purchase price per share to be determined in accordance with the terms set forth in the 2010 Purchase Agreement (the “Tranche 2 Common Shares”). Subject to the terms of the 2010 Purchase Agreement, the consummation of the Tranche 2 Common Shares may occur on the earlier of (i) February 28, 2011 or (ii) 10 trading days following the delivery of a written notice delivered by the Issuer to Gores Radio following the good faith determination by a majority of the independent directors of the Issuer that the Issuer needs the proceeds from the sale of the Tranche 2 Common Shares for liquidity purposes (the “Second Closing”).

Neither the Issuer nor Gores Radio is obligated to consummate the Second Closing in the event that on or prior to the Second Closing the Issuer and its subsidiaries shall have received net cash proceeds of at least $10,000,000 in the aggregate from the issuance and sale of qualified equity interests of the Issuer to any person (other than any subsidiary), other than in connection with (i) the transactions under the 2010 Purchase Agreement, or (ii) any stock or option grant to an employee of the Issuer or any of its subsidiaries under a stock option plan or other similar incentive or compensation plan of the Issuer or its subsidiaries, or upon the exercise thereof.

The 2010 Purchase Agreement contains limited representations and warranties that, subject to certain exceptions, generally survive for two years from the date of the First Closing. The Issuer has agreed to indemnify Gores Radio (and its affiliated parties) for: (1) any breach of any of the representations, warranties or covenants made by the Issuer in the 2010 Purchase Agreement or (2) any action or proceeding brought in connection with the transactions, subject to certain exceptions set forth in the 2010 Purchase Agreement. Any payment obligation of the Issuer to Gores Radio (or its affiliated parties) as an indemnified party is subordinate and junior in right of payment to all payment obligations of the Issuer to the Previous Debt Holders under the Debt Purchase Agreement and related Restructuring agreements.

The description herein of the 2010 Purchase Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10 to Amendment No. 7, and which is specifically incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The assets held by the Gores Entities, including the Common Stock, may be pledged from time to time in the ordinary course as collateral security for existing indebtedness of the Gores Entities. No such activity is expected to have any effect on the beneficial ownership of the Common Stock.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

CUSIP No. 961815305	13D	Page 5 of 7 Pages

In connection with the transactions described in the Schedule 13D, Gores Radio entered into (i) the 2008 Purchase Agreement, (ii) the Equity Purchase Agreement, (iii) the 2010 Purchase Agreement, (iv) the Debt Purchase Agreement, (v) the Investor Rights Agreement and (vi) the Registration Rights Agreement (as defined below) as amended by (x) the First Amendment (as defined below), certain provisions of which are described in Item 4 or are described below. In addition, Gores Radio and the Issuer intend to enter into the Second Amendment (as defined below).

Amendment No. 2 to the Registration Rights Agreement

As part of the 2008 Purchase Agreement, Gores Radio entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. In connection with the Restructuring, Gores Radio entered into an amendment of the Registration Rights Agreement (the “First Amendment”). In connection with the 2010 Purchase Agreement, Gores Radio and the Issuer intend to enter into a second amendment to the Registration Rights Agreement (the “Second Amendment” (the form of which is attached hereto as Exhibit 11)). As amended, the Registration Rights Agreement provides Gores Radio with shelf, demand and piggy-back registration rights with respect to the resale of the shares of the Common Stock owned by Gores Radio and its affiliates.

The descriptions herein of the Registration Rights Agreement, First Amendment and Second Amendment are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 2 to the Original 13D, Exhibit 9 to Amendment No. 5 and Exhibit 11 to Amendment No. 7, respectively, and which are specifically incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit 10	Purchase Agreement, dated as of August 17, 2010, among Westwood One, Inc. and Gores Radio Holdings, LLC.

Exhibit 11	Form of Amendment No. 2 to the Registration Rights Agreement between Westwood One, Inc. and Gores Radio Holdings, LLC.

CUSIP No. 961815305	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2010

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven Eisner
Steven Eisner
Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner
Vice President

CUSIP No. 961815305	13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit 10	Purchase Agreement, dated as of August 17, 2010, among Westwood One, Inc. and Gores Radio Holdings, LLC.

Exhibit 11	Form of Amendment No. 2 to the Registration Rights Agreement between Westwood One, Inc. and Gores Radio Holdings, LLC.